Stephen A. McCommon
Chief Financial Officer
CDEX, Inc.
4555 South Palo Verde Road
Suite 123
Tucson, Az 85714

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Via Fax (703) 813-6989

Attention: Russell Mancuso

CDEX, Inc.
Form: Preliminary Proxy Statement on Schedule 14A
Filed: July 29, 2010
File No. 000-49845

Dear Mr. Mancuso:

This letter is being submitted in response to the Staff’s comment letter dated August 9, 2010 to the company’s Preliminary Proxy Statement on Schedule 14A filed July 29, 2010.  We have number the responses contained herein to correspond to the comments contained in the Comment Letter.

Additionally, on August 30, 2010, five new members were appointed to the Company’s Board of Directors, and all previous members resigned from the Board. The preliminary proxy has been updated to reflect that change.

Corporate Governance and Nomination Committee

1.	COMMENT
We note your revisions in response to prior comment 3 and your disclosure that different people serve as your chief executive officer and chairman of the board. Please disclose the reasons for separating those positions and the reasons you believe that this leadership structure is the most appropriate structure at the time of this filing

ANSWER:	The Company added the following to the narrative:

Leadership Structure

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. Pursuant to the Company’s amended and restated bylaws, the Board in its discretion may elect a Chairman from among its members. The Board has determined that having the Company’s CEO serve as Chairman of the Board is in the best interest of the Company at this time.

Summary Compensation Table

2.	COMMENT	Given your revisions regarding modified options added in response to prior comment 4, please revise to provide the disclosures required by Item 402(o)(2) of Regulation S-K.

ANSWER:	The Company added the following to the text of footnote No. 2 to the table that specifies modifications made to options:

In October 2008, performance options were granted to all employees and active consultants where 40% of the options would vest if the Company reported positive cash flow from operations for any one quarter and 60% of the options would vest if the Company reported positive cash flow from operations for two consecutive quarters before April 30, 2010. The exercise price of the options was $0.17 per share, the closing market price of the Company’s stock on the date of grant.

In January 2009, the exercise price of all performance options was reset to $0.09 per share, the closing market price of the Company’s stock on the date the reset was approved by the Company’s Board of Directors. Additionally, Mr. McCommon’s number of options was increased from 50,000 shares to 100,000 shares.

In June 2009, the performance goal date of the performance options for all employees and active consultants was moved from April 30, 2010 to July 31, 2010. Additionally, options granted to Messrs. Philips and Shriver were reduced from 175,000 shares each to 150,000 each and options granted to Mr. McCommon was increased from 100,000 shares to 150,000 shares.

Approval of amendment to certificate of incorporation

3.	COMMENT	Please expand your revisions in response to prior comments 5 and 7 to clarify the impact of the “restructuring.” For example:

•
Disclose the material terms of the notes and “accounts payable” outstanding prior to the transactions you mention, such as the dollar amount of principal and interest, conversion rate, interest rate and the identity of the holder of the debt;

•
Disclose the material terms of each of the new securities you issued and the number of shares each new noteholder may acquire upon conversion or exercise. Ensure that such disclosure is clearly reconcilable to the information in the last table of this section. In this regard, given the conversion and warrant rights you say Gemini has, it is unclear how you determined it has the right to acquire only 22,680,651.28 shares. It is similarly unclear how you derived the 25,011,105 share number;

•	You disclose that that warrant held by Gemini increased “because of the restructuring”. Clarify how the restructuring caused that increase; and

•	With a view toward disclosure, tell us whether the other investors who acquired your notes are subject to an ownership limitation similar to the one disclosed here for Gemini.

ANSWER:
The Company has revised the as-of date for the first table under Proposal 3 to September 13, 2010 and accordingly revised shares reported in Table 1 Reservations Against Authorized Stock. The Company revised the Table 2 on Proposal 3 to give more clarity to the expected reserve against the increase in authorized shares; added the Tables 3 and 4, notes and text which disclose certain liabilities prior to the finalization of the February financing, and; added Table 5 and notes to more fully analyze the anticipated reserves against the increase in authorized shares:

Table 1.
As of September 13, 2010
Common Stock

Authorized	100,000,000
Outstanding September 13, 2010	65,239,634
Authorized and unissued	34,760,366

Reservations against Authorized Stock

Stock reserved for Preferred Stock	(199,252)
Subtotal of Warrants Issued	(5,649,559)
Subtotal of Issued but unexercised options	(3,815,000)
Stock reserved for convertible loans	(17,115,830)
Incentive Plan Remaining Authorized Grant Shares	(2,738,207)
Stock reserved for unissued warrants	(1,118,550)

September 13, 2010 number of shares available	4,123,967

The following table discloses the reservations against authorized but unissued shares of the Company’s stock if this proposal was approved:

Table 2.
September 13, 2010 number of shares available	4,123,967

Expected increase in authorized shares	200,000,000
Commitment to reserve for convertible notes	(22,099,454)
Expected increase to options issuable under the Incentive Plan	(10,000,000)
Expected number of shares available after approval	172,024,513

Table 3.

Gemini Master Fund, Ltd. 12% convertible1 note with warrant for 2,717,391 shares exercisable at $0.15 per share, includes accrued interest of $69,902	$1,151,100.32

IAM Investment Group (an entity controlled by CDEX' former CEO) - twelve 10% to 12% notes convertible2 into stock and warrants, includes accrued interest of $24,415	257,114.83

David Lax - five 12% notes convertible3 into stock and warrants, includes accrued interest of $4,955	67,705.27

Alan Davis & Berne Fleming - five 12% notes convertible3 into stock and warrants, includes accrued interest of $4,523	67,522.60

Pemco LLC - five 12% notes convertible1 into stock and warrants, includes accrued interest of $4,468	65,467.84

George M Cohen - three 12% notes convertible1 into stock and warrants, includes accrued interest of $7,541	62,840.89

Two members of the Board of Directors - three 12% notes convertible1 into stock and warrants, includes accrued interest of $312	15,462.14

$1,687,213.89

1 Per the amended transaction documents, at the time of the February Financing, $692,869.35 principal and interest were convertible into Class A Common Stock at a conversion price of $0.05 per share. The balance of the note and interest in excess of $692,869.35 were convertible into Class A Common Stock at a conversion price of $0.30 per share.  Additionally, Gemini limits its ownership of CDEX stock to no more than 4.9% of the outstanding CDEX stock.

2 All but two notes have conversion language described in note 3 next. The two notes with a total principal balance of $50,100 have the following conversion language: “At the option of the Investor, at any time within twelve months from the loan date, any portion of the loan and interest that has not been repaid can be converted to Class A Common stock of the Company at the lowest price given to any investor during the ninety (90) days proceeding [sic] and twelve (12) months following the Loan Date, including the addition of warrants if provided to that investor.”

3 “At the option of the Holder, at any time that the Note is unpaid, Holder may convert the unpaid principal and interest of the Note to Class A common stock and, as noted below, warrants of the Company (“Conversion”).  The price for the Stock and Warrants in any such Conversion shall be equal to the corresponding conversion price provided to GEMINI MASTER FUND, LTD., a Cayman Islands company (“Gemini”), in the Gemini/CDEX 12% Senior Convertible note or Common Stock Purchase Warrant, both issued on June 25, 2008 (“June 25, 2008 Agreements”), or the best terms given to any investor during the twelve (12) months following the Effective Date. However, notwithstanding anything in this Note to the contrary, Holder shall only receive the best terms that do not result in a resetting of conversion or warrant prices or a penalty associated with the June 25, 2008 Agreements."

Additionally, preceding the close of the February Financing, the Company had commercial payables, judgments, deferred wages and accrued expenses that were ultimately converted into the February Financing that included the following balances:

Table 4
Hogan & Hartson, LLP	$448,736.64
Baxa, Corp	275,318.00
Malcolm Philips	268,844.86
Fifteen employees and former employees	229,876.60
Hodgson Russ LLP	87,986.63
Dr. Wade Poteet	85,000.00
Law Firm	12,287.00
Individual Vendor	7,798.62
$1,415,848.35

As a part of the February Financing, CDEX received $450,000 of additional funds to be included in the financing: $200,000 from an entity controlled by CDEX’ former CEO, $200,000 from David Lax and $50,000 from Pemco LLC.

As of September 13, 2010 the balances of the notes issued and reserves on authorized stock from the February Financing were:

Table 5.	Note Balance	Shares issuable upon conversion of notes
Gemini Master Fund, Ltd.a 10% convertible note with warrant for 5,000,000 shares exercisable at $0.08 per share. Note is convertible as to $800,000 of principal at $0.05 per share, and as to principal and accrued interest in excess of $800,000 at $0.08 per share.	$1,217,328
Malcolm Philips and entities controlled by CDEX' former CEOa - four 10% notes convertible into stock. $271,787 of notes are convertible as to 69.5% of principal ($257,115) at $0.05 per share, and as to principal and accrued interest in excess of 69.5% of principal at $0.08 per share. $481,899 of notes are convertible at $0.08 per share.	753,686
Hogan & Hartson, LLPb - 10% notes payable convertible into stock at $0.08 per share	469,145	5,864,312
Baxa, Corpb - 10% notes payable convertible into stock at $0.08 per share.	287,839	3,597,991
David Laxb - two 10% notes convertible into stock. $70,821 of notes are convertible as to 69.5% of principal ($67,705) at $0.05 per share, and as to principal and accrued interest in excess of 69.5% of principal at $0.08 per share. $211,507 of notes are convertible at $0.08 per share.	282,328	3,882,019
Fifteen employees and former employees b -10% notes payable convertible into stock at $0.08 per share.	230,940	2,886,748
Pemco LLCa - two 10% notes convertible into stock $68,982 of notes are convertible as to 69.5% of principal ($65,467) at $0.05 per share, and as to principal and accrued interest in excess of 69.5% of principal at $0.08 per share. $52,877 of notes are convertible at $0.08 per share.	121,859	1,864,480
Hodgson Russ LLPb - 10% notes payable convertible into stock at $0.08 per share.	91,988	1,149,853
Dr. Wade Poteetb - 10% notes payable convertible into stock at $0.08 per share.	85,279	1,065,993
Alan Davis & Berne Flemingb - a 10% note convertible into stock. The note is convertible as to 69.5% of principal ($67,523) at $0.05 per share, and as to principal and accrued interest in excess of 69.5% of principal at $0.08 per share.	71,148	1,241,317
Law Firma - two 10% notes payable convertible into stock at $0.08 per share	12,846	160,573
Individual Vendorb - 10% notes payable convertible into stock at $0.08 per share	8,153	101,916
Two members of the Board of Directorsb - two 10% notes convertible into stock. The notes are convertible as to 69.5% of principal ($15,462) at $0.05 per share, and as to principal and accrued interest in excess of 69.5% of principal at $0.08 per share.	16,292	284,252
	$3,648,833	22,099,454

a  Note holder elected to limit percentage of shares holder will own at any one time to 4.9% of the Company's outstanding stock ("Maximum Ownership Percentage"). As of September 13, 2010, the Company had 65,239,634 shares of stock outstanding, 4.9% of which is 3,196,742 shares.

b  Note holder elected to limit percentage of shares it will hold at any one time to 9.9% of the Company's outstanding stock. As of September 13, 2010, the Company had 65,239,634 shares of stock outstanding, 9.9% of which is 6,458,724 shares.

Also, the Company amended the fifth sentence of the second paragraph and the entire fourth paragraph of Proposal 3 to say the following:

Additionally, as a part of the restructuring, the common Stock Purchase Warrant issued on June 25, 2008 to Gemini was increased from 2,717,391 shares to 5,000,000 shares.

As a part of the February 2010 financing, the Company committed to reserve by September 30, 2010, for an additional 22,099,454 shares of common stock for convertible notes issued during the financing.  Additionally, the Company committed to present this increase in authorized shares proposal to the shareholders in the February 2010 financing.

COMMENT:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWER:	The Company acknowledges that:

>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any comments or questions.

Very truly yours,

CDEX, Inc.

By:	/s/ Stephen A. McCommon
Stephen A. McCommon
Chief Financial Officer

Additional Contact: J. Anthony Rolfe, Esq. Chachas Law Group P.C. 2445 Fifth Avenue, Suite 440 San Diego, CA 92101 tony@chachaslaw.com (619) 239-2900